SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ Nº 07.526.557/0001-00

NIRE 35.300.368.941

MATERIAL FACT

Ambev S.A. (“Company”), in compliance with article 157, §4, of Law 6,404 of December 15, 1976 and with CVM Instruction n. 358 of January 3, 2002, as amended, informs its investors and the market in general that, following approval by its Antitrust Compliance and Related Parties Committee and its Board of Directors, its subsidiary Cervecería y Maltería Quilmes S.A. (“Quilmes”) accepted, on the date hereof, a binding offer (“Agreement”) received from the Company’s indirect controlling shareholder, Anheuser-Busch InBev SA/NV (“AB InBev”).

The Agreement contains the general terms of a transaction involving Quilmes and AB InBev, entered into in the context of another agreement among AB InBev and the Chilean company Compañia Cervecerías Unidas S.A. and its affiliates.

Pursuant to the Agreement, AB InBev licenses in perpetuity to Quilmes the Budweiser brand, among other North American brands, in Argentina, and AB InBev transfers to Quilmes the factory of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of AB InBev. In consideration thereto, Quilmes transfers the Norte, Iguana and Baltica brands that it currently exploits in Argentina, along with US$ 50 million. In addition, for a period of up to 3 (three) years, transition obligations will apply in respect of the brands involved in the transaction.

The consummation of the transaction is conditioned upon the approval of the Comisión Nacional de Defensa de la Competencia (the Argentinean antitrust governmental authority) and other customary closing conditions. Rothschild acted as exclusive financial advisor of the Company.

São Paulo, September 6, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer